Exhibit 21

Subsidiaries of Lifeway Foods, Inc.

Below is a list of the subsidiaries of Lifeway Foods, Inc. All of the voting stock of each subsidiary is 100% owned directly by Lifeway Foods, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Lifeway Wisconsin, Inc.	Illinois
Fresh Made, Inc.	Pennsylvania
Lifeway Foods Europe Limited	Ireland